Exhibit 99.1

Hafnia Limited Announces Financial Results for the Three and Nine Months Ended September 30, 2024

Singapore, November 27, 2024

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 130 vessels, today announced results for the three and nine months ended September 30, 2024.

The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Third Quarter 2024

■	Reported net profit of USD 215.6 million or USD 0.42 per share[1] compared to USD 146.9 million or USD 0.29 per share in Q3 2023.

■	Commercially managed pool and bunker procurement business generated income of USD 7.8 million compared to USD 7.5 million[2] in Q3 2023.

■	Time Charter Equivalent (TCE)[3] earnings were USD 361.6 million compared to USD 310.3 million in Q3 2023, resulting in an average TCE[3] of USD 33,549 per day.

■	Adjusted EBITDA[2] of USD 257.0 million compared to USD 220.8 million in Q3 2023.

■	71% of total earning days of the fleet were covered for Q4 2024 at USD 24,004 per day as of November 18, 2024.

■	Net asset value (NAV)[4] was approximately USD 4.6 billion, or approximately USD 9.07 per share (NOK 95.24), at quarter end, primarily driven by rising vessel values.

■	Hafnia will distribute a total of USD 194.1 million, or USD 0.3790 per share, in dividends, corresponding to a payout ratio of 90%.

Year-to-Date September 30, 2024

■	Achieved record net profit of USD 694.4 million or USD 1.36 per share[1] compared to USD 616.8 million or USD 1.22 per share for the nine months ended September 30, 2023.

■	Commercially managed pool and bunker procurement business generated income of USD 28.3 million compared to USD 28.7 million[2] for the nine months ended September 30, 2023.

■	TCE[3] earnings were USD 1,157.7 million compared to USD 1,036.8 million for the nine months ended September 30, 2023, resulting in an average TCE[3] of USD 36,330 per day.

■	Adjusted EBITDA[3] of USD 861.1 million compared to USD 778.4 million for the nine months ended September 30, 2023.

1 Based on weighted average number of shares as at 30 September 2024
2 Excluding a one-off item amounting to USD 7.4 million in Q3 2023
3 See Non-IFRS Measures section below
4 NAV is calculated using the fair value of Hafnia’s owned vessels.

Mikael Skov, CEO of Hafnia, commented:

After a strong second quarter, the product tanker market softened seasonally in the third quarter, due to refinery maintenance, lower refinery margins, and increased cannibalization from the crude sector.

Despite these challenges, Hafnia has continued to perform well, delivering solid earnings.  I am pleased to announce that we achieved a net profit of USD 215.6 million in Q3, bringing our year-to-date net profit to USD 694.4 million – the best nine-month performance in our company’s history.

Our adjacent fee-generating business segments have also performed strongly, contributing USD 7.8 million to our overall results. At the end of the third quarter, our net asset value (NAV)1 reached approximately USD 4.6 billion, reflecting the increased market value of our vessels and strong operating cashflows, which equates to an NAV per share of about USD 9.07 (NOK 95.24).

Our net Loan-to-Value (LTV) ratio decreased to 19.1% at the end of the quarter. This allowed us to reach a new milestone in our dividend policy, and we are pleased to announce a dividend payout ratio of 90% for the quarter. For the quarter, we will distribute USD 194.1 million or USD 0.3790 per share in dividends.

On October 1, 2024, we successfully completed the redomiciliation of Hafnia Limited from Bermuda to Singapore. As Hafnia Limited is a Singapore tax resident post-redomiciliation, no Singapore withholding taxes will be imposed on dividend distributions to all shareholders.  There is, therefore, no change in the dividend treatment resulting from the redomiciliation.

Hafnia’s Board has authorized management to initiate a share buyback program of up to USD 100 million, from December 2, 2024, to January 27, 2025, subject to market conditions. Authorization will be reviewed on a quarterly basis.We will disclose the structure of the program and details of any buyback as it occurs. The amount utilized for this buyback program will be deducted before declaring dividends for Q4 2024. This ensures the combined total of dividends and share buybacks aligns to our payout ratio under our dividend policy, reflecting our dedication to shareholder value while also ensuring strategic flexibility.

While market conditions softened slightly due to competition from the crude sector, Q3 trade volumes and earnings remained above last year’s levels, driven by strong global oil demand and increased tonne-miles from refinery dislocations. Looking ahead, seasonal strengthening in the crude sector, coupled with the technical challenges of transporting products on crude carriers, is expected to reduce this cannibalization.  Additionally, seasonal demand increases and geopolitical tensions will further support product demand and tonne-miles.

As of November 18, 2024, 71% of the Q4 earning days are covered at an average of USD 24,004 per day, and 9% is covered at USD 24,089 per day for 2025.

We continue to enhance our technological capabilities and are optimistic about our strategic investment in Complexio Foundational AI to advance data automation. Complexio’s ‘bottom-up’ approach first ingests companies’ unstructured and structured data and then, via its multi-modal framework - currently leveraging eight Large Language Models (LLMs) - maps this data into a comprehensive landscape.

With ongoing advancements in prediction and reasoning, this detailed understanding enables the automation of recurring processes such as chartering, ship clearance, finance management, and contract negotiation. These continuous R&D improvements, combined with expanding partnerships with industry leaders like Marfin, CTM, Sogemm, BW Epic Kosan, and Alassia Newships, reinforce Hafnia’s position at the forefront of technological innovation.

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 115 owned vessels1 and 15 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 34 LR1s (including three bareboat-chartered in and four time-chartered in), 62 MRs of which nine are IMO II (including two bareboat chartered in and 11 time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,914 million, of which the LR2 vessels had a broker value of USD 649 million2, the LR1 fleet had a broker value of USD 1,288 million2, the MR fleet had a broker value of USD 2,059 million3 and the Handy vessels had a broker value of USD 918 million4. The unencumbered vessels had a broker value of USD 475 million5. The chartered-in fleet had a right-of-use asset book value of USD 19.5 million with a corresponding lease liability of USD 22.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and excluding Hafnia Pegasus which was classified as an asset held for sale
2 Including USD 353 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 54 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels; and excluding Hafnia Pegasus which was classified as an asset held for sale
4 Including IMO II Handy vessels
5 Excluding Hafnia Pegasus which was classified as an asset held for sale

Market Review & Outlook

In the third quarter of 2024, the Clean Petroleum Products (CPP) trade remained robust, despite a 6% drop in tonne-miles since Q2. High cargo volumes and tonne-miles remain at historical average highs, primarily driven by geopolitical tensions. These tensions have led to more vessels rerouting away from the Suez Canal toward the Cape of Good Hope.

Global oil demand also remained firm in the third quarter, driven by growth in advanced economies. According to the International Energy Agency (IEA), global oil demand increased by 1.1 million barrels per day in the third quarter, driven by global gasoil deliveries, despite a contraction in overall Chinese demand. Furthermore, global oil demand for 2024 remains firm at an average of 102.8 million barrels per day, an increase of 0.9 million barrels from 2023. Despite steady demand, product tanker rates were under pressure in the last part of Q3, mainly due to increased competition from the crude sector. With a seasonally weak crude market, some crude tankers – despite high conversion costs – shifted to carrying refined products. During the quarter, Suezmax and VLCC tankers transported more diesel shipments from the Middle East to Europe, a trade typically handled by LR2s.

As winter approaches, both crude and product markets are expected to strengthen seasonally. Technical challenges and reduced commercial incentives for using crude carriers to carry refined products limit cannibalization, as shown in recent daily loading data, and this drives forward tightness in supply versus demand for the clean products segments. For the first time in history, the product markets will experience a full winter period where seasonal increases in Atlantic demand, partly serviced by the Eastern hemisphere, will exclusively have to route via the Cape of Good Hope rather than Suez.  Additionally, improving refinery margins and gradually increasing distances between refineries and end consumers support a strong outlook for earnings in the product sector.

On the supply side, the orderbook-to-fleet ratio is approximately 20% for deliveries through 2028 as of November 2024. However, a growing number of tankers over 20 years old are likely scrapping candidates. These older vessels, with lower utilization rates and frequent involvement in “dark trades”, effectively reduce available tonnage and increase demand for the existing fleet. Furthermore, LR2s comprise over 50% of the new tonnage expected in the next few years, and historically, 70% of LR2 capacity has been absorbed into the dirty petroleum products trade. This is further supported by aged Panamax, Aframax, and large crude tanker fleets where newbuild order books are limited compared to the clean segments. Applying 70% dirty products trading for LR2 newbuild capacity reduces the clean products book-to-fleet ratio to 13%. As a result, the overall supply balance is expected to remain manageable in the coming years.

Looking ahead, the product tanker market outlook is positive. Demand is expected to remain strong, supported by longer transport distances and refinery dislocation. With winter’s seasonal factors and reduced cannibalization from crude tankers, the market is set to benefit from a high-rate environment for product tankers. This will however be impacted if there is normalization of trade through the Red Sea, or further addition of new tonnage.

Key Figures

USD million	Q1 2024	Q2 2024	Q3 2024	YTD 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	497.9	1,582.8
Profit before tax	221.3	260.8	216.8	698.9
Profit for the period	219.6	259.2	215.6	694.4
Financial items	(18.9)	(9.9)	(6.3)	(35.1)
Share of profit from joint ventures	7.3	8.5	4.1	19.9
TCE income[1]	378.8	417.4	361.6	1,157.7
Adjusted EBITDA[1]	287.1	317.1	257.0	861.1
Balance Sheet
Total assets	3,897.0	3,922.7	3,828.9	3,828.9
Total liabilities	1,541.8	1,486.2	1,408.7	1,408.7
Total equity	2,355.2	2,436.5	2,420.2	2,420.2
Cash at bank and on hand[2]	128.9	166.7	197.1	197.1
Key financial figures
Return on Equity (RoE) (p.a.)[3]	38.3%	44.5%	37.1%	39.8%
Return on Invested Capital (p.a.)[4]	27.6%	31.4%	26.7%	29.0%
Equity ratio	60.4%	62.1%	63.2%	63.2%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	19.1%	19.1%

For the 3 months ended 30 September 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	28	60	24	118
Total operating days[9]	506	2,464	5,603	2,203	10,776
Total calendar days (excluding TC-in)	552	2,163	4,600	2,208	9,523
TCE (USD per operating day)[1]	42,829	37,564	31,928	31,047	33,549
Spot TCE (USD per operating day)[1]	42,829	37,689	32,896	31,722	34,410
TC-out TCE (USD per operating day)[1]	–	27,401	27,524	25,307	27,117
OPEX (USD per calendar day)[10]	8,112	8,353	8,044	8,142	8,141
G&A (USD per operating day)[11]					1,386

1 See Non-IFRS Measures section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels and asset held for sale).
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and Hafnia Pegasus which was classified as an asset held for sale in the statement of financial position.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.3790 per share. The record date will be December 6, 2024.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of December 5, 2024 and payment date on, or about, December 17, 2024.

For shares registered in the Depository Trust Company, the ex-dividend date will be December 6, 2024 with a payment date on, or about, December 12, 2024.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on November 27, 2024.

The details are as follows:

Date: Wednesday, November 27, 2024

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	21:30 SGT

The financial results presentations will be available via live video webcast via the following link:
Click here to join Hafnia's Investor Presentation on November 27, 2024

Meeting ID: 394 671 548 8

Passcode: Ti3Hc93a
Download Teams | Join on the web
Dial in by phone: +45 32 72 66 19,,929436799# Denmark, All locations
Find a local number
Phone conference ID: 929 436 799#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the periods ended 30 September 2024 and 30 September 2023.

	For the 3 months ended 30 September 2024 USD’000	For the 3 months ended 30 September 2023 USD’000	For the 9 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2023 USD’000
Profit for the financial period	215,635	146,938	694,403	616,840
Income tax expense	1,164	932	4,479	4,368
Depreciation charge of property, plant and equipment	53,516	53,135	161,904	156,341
Amortisation charge of intangible assets	108	321	695	976
(Gain)/loss on disposal of assets	(15,621)	133	(15,521)	(56,382)
Share of profit of equity-accounted investees, net of tax	(4,072)	(3,236)	(19,914)	(14,198)
Interest income	(4,455)	(4,062)	(11,739)	(14,486)
Interest expense	9,688	23,076	38,730	73,785
Capitalised financing fees written off	406	–	2,069	–
Other finance expense	645	3,548	6,043	11,112
Adjusted EBITDA	257,014	220,785	861,149	778,356

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2024	For the 3 months ended 30 September 2023	For the 9 months ended 30 September 2024	For the 9 months ended 30 September 2023
Revenue (Hafnia Vessels and TC Vessels)	497,889	442,665	1,582,779	1,443,465
Revenue (External Vessels in Disponent-Owner Pools)	221,842	208,102	753,007	524,802
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(136,331)	(132,405)	(425,060)	(406,665)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(80,324)	(79,506)	(248,807)	(199,267)
Less: Pool distributions (External Vessels in Disponent-Owner Pools)	(141,518)	(128,596)	(504,200)	(325,535)
TCE income	361,558	310,260	1,157,719	1,036,800
Operating days	10,776	10,716	31,867	31,549
TCE income per operating day	33,549	28,954	36,330	32,863

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2024	For the 3 months ended 30 September 2023	For the 9 months ended 30 September 2024	For the 9 months ended 30 September 2023
Revenue (Hafnia Vessels and TC Vessels)	497,889	442,665	1,582,779	1,443,465
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(136,331)	(132,405)	(425,060)	(406,665)
TCE income	361,558	310,260	1,157,719	1,036,800
Operating days	10,776	10,716	31,867	31,549
TCE income per operating day	33,549	28,954	36,330	32,863

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements “within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;

•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;

•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.